FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K contains the following:

1. Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 23, 2003 By [signature]
Kazuo Kumagai
Executive Vice President and Director

Semi-Annual Report pursuant to Article 24-5.1 of the Securities and Exchange Law of Japan

For the first half of 134th business term (from April 1, 2002 to September 30, 2002)

Hitachi, Ltd.
Tokyo, Japan

Note: This is an English summary of the Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance on December 26, 2002 pursuant to the Securities and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is not included in this English summary.

Cautionary Statement

Statements in this document contain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and the Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

Outline

1. Changes in Major Consolidated Subsidiaries

Major companies which were newly consolidated as a subsidiary during the first half of the fiscal year ending March 31, 2003 are as follows:

Hitachi Home & Life Solutions, Inc.
Hitachi Industrial Equipment Systems Co., Ltd.

The total number of consolidated subsidiaries is 1,069 as of September 30, 2002.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2002)

Information & Telecommunication Systems	68,423
Electronic Devices	41,258
Power & Industrial Systems	70,869
Digital Media & Consumer Products	32,726
High Functional Materials & Components	50,764
Logistics, Services & Others	29,970
Financial Services	4,161
Corporate	3,368
Total	301,539

The number of employees of Hitachi, Ltd. was 45,573 as of September 30, 2002.

The Business

1. Operating Results

During the half-year under review, although consumer spending remained firm, the Japanese economy was prevented from achieving solid recovery by stagnant private sector investment in new plant and equipment, restrained public spending and sluggish exports. Overseas, the US economy did not recover significantly and European economy showed signs of deceleration, while the Asian economy had a solid showing.
Midst these circumstances, Hitachi took steps to lower production cost and increase production efficiency, focused plant and equipment investment on carefully selected growth sectors, and reorganized operations to enhance competitive power. Consolidated sales during the half-year came to JPY3,916,491 million, down 1% from the same period of the preceding fiscal year. Operating income amounted to JPY61,688 million, representing a JPY103,798 million improvement from the same period of the preceding fiscal year. Other income increased JPY9,466 million, to JPY26,712 million, and other deductions decreased JPY31,154 million, to JPY42,523 million, owing to decreased outlays for restructuring charges. As a result, net income before income taxes and minority interests came to JPY45,877 million, an improvement of JPY144,418 million from the same period of the preceding fiscal year, and net income to JPY12,852 million , an improvement of JPY123,395 million from the same period of the preceding fiscal year.

The results for the half-year are analyzed by industry segment in the following overview. Segment sales figures include intersegment sales.
Information & Telecommunication Systems posted 1% higher sales of JPY878,230 million and 190% higher operating income of JPY42,167 million. Large-capacity disk array subsystems did well, which achieved a 106% increase in orders at Hitachi, Ltd. on a memory capacity basis. Software, systems integration and other services showed a solid performance, while telecommunications equipment was depressed by a global stagnating market.
In Electronic Devices, semiconductor sales rose owing to the solid performance of system LSIs primarily for automobiles. Liquid crystal displays posted an increase in sales centering products for personal computers and

mobile phones, and production of all types of liquid crystal displays rose from the same period of the preceding fiscal year. Semiconductor manufacturing equipment was depressed by sluggish demand. The segment posted sales of JPY766,417 million, substantially the same as the same period of the preceding fiscal year, and an operating loss of JPY7,918 million produced by an improvement of JPY65,000 million.

Power & Industrial Systems turned in poor results due to lower sales of maintenance services for power plants and the sluggish performance of industrial equipment and building system operations owing to stagnant private sector capital investment in Japan, partially offset by the solid performance of construction machinery and automotive products. Orders received by Hitachi, Ltd.'s Power & Industrial Systems Division, the segment's mainstay, amounted to JPY418,397 million, down 22% from the same period of the preceding fiscal year. The segment therefore turned in 4% lower sales of JPY1,068,101 million and 58% lower operating income of JPY11,111 million.

Digital Media & Consumer Products posted sales of JPY597,689 million, up 3% from the same period of the preceding fiscal year, and operating income of JPY5,747 million, an improvement of JPY11,769 million. Although air conditioners and refrigerators were sluggish, sales of optical storage products and plasma TVs were also up and computer tapes and other data recording media showed a solid performance.

In High Functional Materials & Components, sales of submarine fiber optic cables and other telecommunication-related products decreased, while some of materials and components for semiconductors and liquid crystal displays did well. Total orders received by the segment's mainstays, Hitachi Cable, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd. came to JPY324,479 million, down 10% from the same period of the preceding fiscal year. Sales therefore decreased 2%, to JPY613,061 million, and operating income came to JPY9,042 million, an improvement of JPY10,517 million in part due to the restructuring of operations.

Logistics, Services & Others posted 1% lower sales of JPY700,613 million and 80% lower operating income of JPY1,457 million due to the lackluster performance of the logistics sector and sale of shares of a consolidated subsidiary conducting transportation by monorail partially offset by the solid performance of sales companies centering information-related products.

Financial Services was adversely affected by the slow pace of the leasing business in the area of information-related products and industrial machinery and also by the poor showing of personal financial services. Sales amounted to JPY293,321 million, up 4% from the same period of the preceding fiscal year, and operating income to JPY18,653 million, down 9%.

Results are analyzed by geographic segment in the following overview. Segment sales figures include intersegment sales.

Companies in Japan posted sales of JPY3,504,661 million, substantially the same as the same period of the preceding fiscal year, and operating income of JPY65,775 million, an improvement of JPY77,875 million from the same period of the preceding fiscal year, due to the solid performance of semiconductors and liquid crystal displays.

Companies in Asia posted 1% higher sales of JPY480,575 million and operating income of JPY7,740 million, an improvement of JPY10,129 million from the same period of the preceding fiscal year, due to a good showing of products for personal computers.

Companies in North America posted sales of JPY414,094 million, substantially the same as the same period of the preceding fiscal year, and operating income of JPY3,037 million, an improvement of JPY18,133 million from the same period of the preceding fiscal year, due to a good showing of storage solutions business partially offset by the poor results in power equipment.

Companies in Europe posted 2% lower sales of JPY189,337 million due to the poor performance of semiconductors and liquid crystal displays. Operating income came to JPY6,442 million, up 207% due to the restructuring of operations.

Companies in Other Areas posted 8% higher sales of JPY30,257 million and 10% lower operating income of JPY748 million.

2. Cash Flows

(Cash flows from operating activities)

The improvement of JPY65,000 million in operating loss posted by Electronic Devices, in combination with the turnarounds experienced in Information & Telecommunication Systems, Digital Media & Consumer Products and High Functional Materials & Components, produced net income of JPY12,852 million, a figure that represents an improvement of JPY123,395 million from the same period of the preceding fiscal year. Hitachi proceeded with a project aimed at upgrading fund utilization efficiency by shrinking inventories and receivables. Decrease in receivables therefore remained at a high level, decreasing JPY213,527 million from the same period of the preceding fiscal year to JPY183,658 million, in part due to accelerated collection of accounts receivable by securitization of receivables. On the other hand, decrease in accrued expenses and retirement and severance benefits came to JPY176,471 million, an increase of JPY124,697 million from the same period of the preceding fiscal year, due to the special termination benefits related to the early retirement benefits program during the preceding fiscal year. Cash flows from operating activities therefore decreased JPY4,820 million from the same period of the preceding fiscal year, to JPY191,503 million.

(Cash flows from investing activities)
Net investment related to fixed assets, calculated as the total of capital expenditures, purchase of assets to be leased, collection of investment in leases, and proceeds from disposal of rental assets and other property, amounted to JPY95,639 million, a decline of JPY81,598 million from the same period of the preceding fiscal year. This was mainly the result of a decrease in investments in plant and equipment due to careful selection and a decrease in the purchase of assets to be leased attributable to a downturn in lease demand. Proceeds from the sale of investments and subsidiaries' common stock increased JPY68,029 million, to JPY98,169 million, due to reevaluation of its holding shares centering listed shares, while purchase of investments and subsidiaries' common stock decreased JPY34,313 million, to JPY42,180 million. As a result of these factors, cash flows from investing activities decreased JPY87,615 million from the same period of the preceding fiscal year, to JPY128,959 million.

(Cash flows from financing activities)
As a result of Hitachi's efforts to reduce debt by improving the cash management within the Hitachi Group, proceeds from long-term debt decreased JPY210,735 million, to JPY163,608 million, while payments on long-term debt decreased JPY12,443 million, to JPY276,279 million. Decrease in short-term debt increased JPY52,315 million, to JPY79,236 million. As a result of these factors, cash out flows from financing activities increased JPY271,986 million from the same period of the preceding fiscal year, to JPY197,857 million.

As a result of the foregoing, cash and cash equivalents at the end of the half-year period under review amounted to JPY875,212 million, a decrease of JPY154,162 million from the end of the preceding fiscal year. So-called free cash flows, defined as the sum of cash flows from operating activities and cash flows from investing activities, amounted to JPY62,544 million, an improvement of JPY82,795 million from the same period of the preceding fiscal year.

3. Contracts, etc.

(a) On May 28, 2002, the Company entered into a share exchange agreement with UNISIA JECS Corporation (UJ) to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. On October 1, 2002, the Company issued 25,143,245 shares based on the agreement.
(b) On June 3, 2002, the Company entered into a definitive agreement with International Business Machines Corp. (IBM) to transfer IBM's hard disk drive operations and related intellectual property portfolio to a new stand-alone company. Hitachi will purchase the majority ownership in this new company for a total cash purchase price of $2,050 million, which will be subject to a purchase price adjustment.
(c) On December 26, 2002, the Board of Directors of the Company approved the plan for joint corporate split by which its semiconductor operations centered in system LSIs will be transferred to a new company to be incorporated jointly by Mitsubishi Electric Corporation and the Company on April 1, 2003. The Company has scheduled a General Meeting of Shareholders on February 6, 2003 to approve the intended plan for joint corporate split.

4. Research and Development Expense (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2002
Information & Telecommunication Systems	63,468
Electronic Devices	52,849
Power & Industrial Systems	29,818
Digital Media & Consumer Products	16,974
High Functional Materials & Components	20,948
Logistics, Services & Others	4,909
Financial Services	715
Total	189,681

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2002	Fiscal 2002 (Revised Forecast)
Information & Telecommunication Systems	36,799	72,000
Electronic Devices	42,951	84,000
Power & Industrial Systems	30,162	69,000
Digital Media & Consumer Products	18,291	35,000
High Functional Materials & Components	31,672	63,000
Logistics, Services & Others	15,589	30,000
Financial Services	219,861	454,000
Eliminations & Corporate items	(20,050)	(37,000)
Total	375,275	770,000

Information on the Company

1. Capital as of September 30, 2002 282,032 million yen

2. Outstanding Shares (Common Stock)

Number of outstanding shares as of September 30, 2002: 3,338,481,041 shares
Number of outstanding shares as of December 26, 2002: 3,368,124,286 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Amsterdam, Paris and New York stock exchanges overseas.

3. Major Shareholders

(As of September 30, 2002)

	Name of Shareholders	Number of Shares	Percentage to Total Outstanding
1	Japan Trustee Services Bank, Ltd.	184,318,650	5.52%
2	NATS CUMCO*	148,729,080	4.45
3	The Chase Manhattan Bank, N.A. London	126,645,185	3.79
4	The Master Trust Bank of Japan, Ltd.	117,237,000	3.51
5	Nippon Life Insurance Company	109,887,472	3.29
6	Mizuho Corporate Bank, Ltd.	103,867,025	3.11
7	Mitsui Asset Trust and Banking Co., Ltd.	101,691,500	3.05
8	UFJ Trust Bank Limited	95,841,565	2.87
9	State Street Bank and Trust Company	89,312,380	2.68
10	The Dai-Ichi Mutual Life Insurance Company	83,785,000	2.51

*NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

4. Share Price

The following table sets forth the reported high and low sales prices of the Company's common stock on the Tokyo Stock Exchange.

	Price Per Share of Common Stock (Yen)	
	High	Low
Monthly Information		
April 2002	997	903
May 2002	971	865
June 2002	946	736
July 2002	800	670
August 2002	699	607
September 2002	668	592

5. Directors and Corporate Auditors

The following change in position occurred.

Name	Last Position	Current Position	Effective Date
Katsukuni Hisano	Director	Senior Vice President and Director	October 1, 2002

Financial Statements

The interim consolidated financial statements of Hitachi, Ltd. and its subsidiaries were included in the Form 6-K which was submitted to the SEC on January 8, 2003.